UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number 001-35463

Taro Pharmaceutical Industries Ltd.

(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 2624761, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

TARO PROVIDES RESULTS FOR DECEMBER 31, 2023

Hawthorne, NY, January 25, 2024 - Taro Pharmaceutical Industries Ltd. (NYSE: TARO) (“Taro” or the “Company”) today provided unaudited financial results for the quarter and nine months ended December 31, 2023.

Quarter ended December 31, 2023 Highlights ─ compared to December 31, 2022

•
Net sales of $157.1 million increased $17.9 million or 12.9% principally due to new launches and gross-to-net (“GTN”) adjustments. Excluding the impact of GTN adjustments, sales growth was high single digits.
•
Gross profit of $79.9 million (50.8% of net sales) compared to $64.0 million (46.0% of net sales).
•
Research and development (R&D) expenses of $13.6 million increased $0.7 million.
•
Selling, marketing, general and administrative expenses (SG&A) of $50.4 million included certain one-time charges of $0.9 million related to recruiting expenses for the relocation of our Alchemee operations from California to New York and legal costs related to the Special Committee that was established by the Board to consider the proposal submitted by Sun Pharmaceutical Industries Ltd. on May 26, 2023. Excluding these charges, SG&A declined marginally.
•
Operating income was $15.9 million;excluding the impact from the certain one-time charges, operating income was $16.8 million compared to operating income of $1.3 million in the previous year quarter.
•
Interest and other financial income of $15.5 million increased $8.9 million.
•
Tax expense of $13.1 million compared to a tax expense of $1.9 million in the prior year quarter.
•
Net income was $20.2 million compared to net income of $7.3 million in the previous quarter, resulting in earnings per share of $0.54 compared to earnings per share of $0.19.

Nine Months ended December 31, 2023 Highlights ─ compared to December 31, 2022

•
Net sales of $464.2 million increased $37.9 million or 8.9%, due to one-time GTN adjustments. Excluding, these adjustments, the sales growth was mid-single-digits.
•
Gross profit of $217.6 million (46.9% of net sales as compared to 45.2%) increased $25.0 million.
•
R&D expenses of $44.1 million increased $8.1 million, principally the result of increased clinical studies.
•
SG&A of $160.8 million included certain one-time charges of $13.2 million related to the aforementioned certain one-time charges. Excluding these charges, SG&A was $147.6 million, slightly below the prior year.
•
Operating income was $12.7 million; excluding the impact from the GTN adjustments and the certain one-time charges, operating income was slightly increased as compared to the prior year.
•
Interest and other financial income of $40.4 million increased $27.5 million from $12.8 million in the prior year.
•
Net income was $38.8 million compared to $18.5 million, resulting in earnings per share of $1.03 compared to earnings per share of $0.49.

Cash Flow and Balance Sheet Highlights

•
Net cash provided by operations for the nine months ended December 31, 2023 was $86.2 million compared to net cash used in operations of $24.9 million for the nine months ended December 31, 2022. Excluding the impact from settlement payments and settlement and loss contingencies charges impacting the prior year, cash flow provided by operations was $97.7 million compared to $50.4 million for the nine months ended December 31, 2022.

•
As of December 31, 2023, cash and cash equivalents, short-term bank deposits and marketable securities (both short- and long-term) increased $51.0 million to $1.306 billion from March 31, 2023.

Taro Announces Merger Agreement with Sun Pharma

On January 17, 2024, Taro and Sun Pharmaceutical Industries Limited (Reuters: SUN.BO, Bloomberg: SUNP IN, NSE: SUNPHARMA, BSE: 524715) (together with its subsidiaries and/or associates referred as “Sun Pharma”) announced that they have entered into a definitive merger agreement in which Sun Pharma, Taro’s controlling shareholder, has agreed to acquire all of the outstanding ordinary shares of Taro (other than the shares already held by Sun Pharma or its affiliates) for $43.00 per share in cash without interest. The merger is subject to various closing conditions. These include, among other conditions, the approval of the merger by the affirmative vote of shareholders representing at least 75% of the voting power of the Company's shares present and voting in person or by proxy at a meeting of the Company’s shareholders, including at least a majority of the voting power of such shares held by holders other than Sun Pharma and its affiliates or any other holders having a personal interest (under the Israeli Companies Law) in the merger and voting thereon.

The $43.00 per share purchase price represents a 48% premium over the closing price of $28.97 pershare on May 25, 2023, the last trading day before Sun Pharma first submitted its non-binding proposal to Taro, and a 58% premium to the volume-weighted average price of the shares during the 60 days prior to and including May 25, 2023.

The Company cautions that the foregoing 2023 financial information is unaudited and is subject to change.

************************

About Taro

Taro Pharmaceutical Industries Ltd. is a multinational, science-based pharmaceutical company dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products. For further information on Taro Pharmaceutical Industries Ltd., please visit the Company’s website at www.taro.com.

SAFE HARBOR STATEMENT

The unaudited consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments necessary to present fairly the financial condition and results of operations of the Company. The unaudited consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements included in the Company’s Annual Report on Form 20-F, as filed with the SEC.

Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements that do not describe historical facts or that refer or relate to events or circumstances the Company “estimates,” “believes,” or “expects” to happen or similar language, and statements with respect to the Company’s financial performance, availability of financial information, and estimates of financial results and information for fiscal year 2024. Although the Company believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurances that its expectations will be attained. Factors that could cause actual results to differ include general domestic and international economic conditions, industry and market conditions, changes in the Company's financial position, litigation brought by any party in any court in Israel, the United States, or any country in which Taro operates, regulatory and legislative actions in the countries in which Taro operates, and other risks detailed from time to time in the Company’s SEC reports, including its Annual Reports on Form 20-F. Forward-looking statements are applicable only as of the date on which they are made. The Company undertakes no obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.

**Financial Tables Follow**

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(U.S. dollars in thousands, except share data)

	Quarter Ended		Nine Months Ended
	December 31,		December 31,
	2023	2022	2023	2022
Sales, net	$157,145	$139,202	$464,241	$426,365
Cost of sales	77,241	75,155	246,651	233,750
Impairment	23	—	23	—
Gross profit	79,881	64,047	217,567	192,615

Operating Expenses:
Research and development	13,588	12,907	44,058	35,937
Selling, marketing, general and administrative	50,410	49,861	160,808	148,238
Operating income *	15,883	1,279	12,701	8,440

Financial (income)/expense, net:
Interest and other financial income	(15,496)	(6,592)	(40,358)	(12,814)
Foreign exchange (income)/expense	(138)	(738)	(597)	2,344
Other gain, net	1,827	563	2,783	1,403
Income before income taxes	33,344	9,172	56,440	20,313
Tax expense	13,136	1,907	17,651	1,781
Net income *	$20,208	$7,265	$38,789	$18,532

Net income/(loss) per ordinary share:
Basic and Diluted *	$0.54	$0.19	$1.03	$0.49

Weighted-average number of shares used to compute net income/(loss) per share:
Basic and Diluted	37,584,891	37,584,891	37,584,891	37,584,891

May not foot due to rounding.

* For the quarter ended December 31, 2023, excluding the impact from the certain one-time charges of $0.9 million (see page one of release for a description), operating income was $16.8 million compared to operating income of $1.3 million. Excluding the impact of the certain one-time charges, net income was $21.0 million, resulting in earnings per share of $0.56.

* For the nine months ended December 31, 2023, excluding the impact from the certain one-time charges of $13.2 million (see page one of release for a description), operating income was $25.9 million compared to $8.4 million. Excluding the impact of the certain one-time charges, net income was $50.2 million, resulting in earnings per share of $1.34.

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	December 31,	March 31,
	2023	2023
ASSETS	(unaudited)	(audited)
CURRENT ASSETS:
Cash and cash equivalents	$382,409	$154,495
Short-term bank deposits	56,480	119,980
Marketable securities	463,327	575,814
Accounts receivable and other:
Trade, net	191,232	202,260
Other receivables and prepaid expenses	39,140	57,210
Inventories	214,816	226,669
TOTAL CURRENT ASSETS	1,347,404	1,336,428
Marketable securities	403,544	404,896
Property, plant and equipment, net	218,385	190,139
Deferred income taxes	97,300	103,672
Goodwill	17,231	17,231
Other assets	79,315	83,147
TOTAL ASSETS	$2,163,179	$2,135,513

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$51,183	$68,485
Other current liabilities	322,876	317,064
TOTAL CURRENT LIABILITIES	374,059	385,549
Deferred taxes and other long-term liabilities	10,027	19,106
TOTAL LIABILITIES	384,086	404,655

Taro shareholders' equity	1,779,093	1,730,858
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$2,163,179	$2,135,513

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Nine Months Ended December 31,
	2023	2022
Cash flows from operating activities:
Net income	$38,789	$18,533
Adjustments required to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	22,872	21,320
Impairment of long-lived assets	23	—
Realized loss on sale of long-lived assets	—	2
Change in derivative instruments, net	—	(24)
Decrease in goodwill and intangible assets	242	—
Effect of change in exchange rate on marketable securities and bank deposits	(539)	1,590
Deferred income taxes, net	5,189	4,612
Decrease (increase) in trade receivables, net	10,781	(5,168)
Decrease (increase) in inventories, net	11,769	(12,361)
Decrease in other receivables, income tax receivables, prepaid expenses and other	18,367	7,287
Decrease in trade, income tax, accrued expenses and other payables	(14,972)	(67,938)
(Income)/expense from amortization of marketable securities bonds, net	(6,303)	7,247
Net cash provided by (used in) operating activities	86,218	(24,900)

Cash flows from investing activities:
Purchase of plant, property & equipment, net	(48,229)	(11,186)
Investment in other intangible assets	(99)	(122)
Proceeds (Investment) in short-term bank deposits, net	63,500	(121,982)
Proceeds from marketable securities, net	126,367	3,060
Investment in other investments	—	(2,000)
Net cash used in (provided by) investing activities	141,539	(132,230)

Cash flows from financing activities:
Net cash used in financing activities	—	—

Effect of exchange rate changes on cash and cash equivalents	157	(2,031)
Increase (decrease) in cash and cash equivalents	227,914	(159,161)
Cash and cash equivalents at beginning of period	154,495	251,134
Cash and cash equivalents at end of period	$382,409	$91,973

Cash Paid during the year for:
Income taxes	$10,600	$3,415
Cash Received during the year for:
Income taxes	$12,931	$14,156
Non-cash investing transactions:
Purchase of property, plant and equipment included in accounts payable	$1,360	$1,260
Non-cash financing transactions:
Purchase of marketable securities, net	$1,305	$2,710
Sale of marketable securities	$270	$—

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 25, 2024

TARO PHARMACEUTICAL INDUSTRIES LTD.

By: /s/ Uday Baldota

Name: Uday Baldota

Title: Chief Executive Officer and Director